SEC
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FEB 26 2013

Washington DC
405

UI 13011830
SECURITIES AN
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Billow Butler & Company L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South Wacker Drive, Suite 2050
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven D. Hovde (847) 991-6622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

2801 Lakeside Dr., 3rd Floor	Bannockburn	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Filed Pursuant to Rule 17a-5(e)(3) of the Securities Exchange Act

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

***** PUBLIC DOCUMENT *****

BILLOW BUTLER & COMPANY, L.L.C.

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Darrell M. Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Billow Butler & Company L.L.C., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

OFFICIAL SEAL
RUQUIYAH THOMAS
Notary Public - State of Illinois
My Commission Expires Dec 26, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Filed Pursuant to Rule 17a-5(e)(3) of the Securities Exchange Act

***** PUBLIC DOCUMENT *****

FGMK, LLC
One Source
Infinite Solutions™

Certified
Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Members
Billow Butler & Company, L.L.C.

Report on the Financial Statement
We have audited the accompanying statement of financial condition of Billow Butler & Company, L.L.C. (the "Company") as of December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Billow Butler & Company, L.L.C. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

FGMK, LLC

Bannockburn, Illinois
February 5, 2013

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

BILLOW BUTLER & COMPANY, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

CURRENT ASSETS	
Cash	$ 1,110,410
Fees receivable	61,427
Equipment, net	11,842
Security deposit	8,750
	$ 1,192,429

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 140,185
Deferred rent	22,212
	162,397
MEMBERS' EQUITY	1,030,032
	$ 1,192,429

The accompanying notes are an integral part of this statement.

BILLOW BUTLER & COMPANY, L.L.C.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Billow Butler & Company, L.L.C. (the "Company"), a boutique investment bank, serves business owners in connection with the sale of their companies and provides other merger and acquisition ("M&A") activities, including leveraged (or liquidity) recapitalizations. The Company's focus is middle market manufacturers, distributors, and service providers located throughout the United States for which the estimated sale price will exceed $10 million. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission ("SEC"). In addition, the Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker-dealer.

Management Estimates and Assumptions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Cash. The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits.

Fees Receivable and Allowances for Uncollectible Accounts. Fees receivable are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. No allowance was deemed necessary by management as of December 31, 2012.

Revenue Recognition.

Success Fee. Success fees are due in accordance with the terms of the executed agreement, typically either a fixed dollar amount or percentage of the purchase price upon closing of the transaction. Revenue is recognized as these events are completed. In some cases, revenue is collected for payments received by clients after closing subject to certain tests or thresholds.

Retainer Fee. Retainer fees are due in accordance with the terms of the executed engagement agreement, which often includes an immediate up front payment and sometimes involves monthly payments thereafter for a set period.

Valuation Fee. Valuation fees are due in accordance with the terms of the executed agreement. Often, an initial fee is recognized upon execution of a valuation engagement agreement and the remainder is recognized upon issuance of the report.

Equipment. Equipment, consisting mainly of computer equipment, is recorded at cost and depreciated straight-line over a period of three years.

Income Taxes. The Company, with the prior consent of its members, elected under the Internal Revenue Code to be taxed as a partnership. As such, the members of the limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for Federal income taxes has been included in the accompanying financial statements. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The Company may be subject to various state and local income taxes.

BILLOW BUTLER & COMPANY, L.L.C.

NOTES TO THE STATEMENT OF FINANICAL CONDITION
(Continued)

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Income Taxes (Concluded). GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by the Internal Revenue Service or other tax authorities, generally for three years after the tax returns are filed; however, there are currently no audits for any tax periods in progress.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum capital of $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $948,013, which was $937,187 in excess of its required net capital of $10,826. The Company's aggregate indebtedness to net capital ratio was .17 to 1.

Management anticipates that material capital distributions will be made during the six months ending after December 31, 2012; however, the Company will maintain the required net capital requirements.

NOTE 3 – LEASE COMMITMENTS AND DEFERED RENT

The Company leases its office facility under a noncancelable operating lease that requires monthly payments ranging from $4,472 to $6,003 through April 2015. The lease also provides for payment of the Company's share of real estate taxes and certain common area maintenance costs on a monthly basis.

The lease requires escalating rent payments over the life of the lease. GAAP requires rent expense to be recognized evenly over the lease life. During the initial years of the lease, this results in recognizing more rent expense than cash payments made. At each respective year-end, the excess of future payments of rent over future rent expense to be recognized is recorded as a liability on the statement of financial condition. The expenses recognized over rent payments made has cumulatively decreased members' equity by $22,211 as of December 31, 2012.

Future minimum lease payments under this lease as of December 31, 2012, are as follows:

Years Ending December 31	Amount
2013	$ 69,319
2014	71,361
2015	24,014
	$ 164,694

NOTE 4 – PROFIT SHARING PLAN

The Company sponsors a retirement plan, Billow Butler & Company, L.L.C. Retirement Plan (the "Plan") for the benefit of all eligible employees as defined in the Plan agreement. Any Company profit sharing contribution is discretionary. For the year ended December 31, 2012, the Company accrued a contribution of $115,110.

BILLOW BUTLER & COMPANY, L.L.C.

NOTES TO THE STATEMENT OF FINANICAL CONDITION
(Concluded)

NOTE 5 – CONCENTRATION OF CREDIT RISK

Additionally, three customers comprise $56,427, or 92% of total fees receivable as of December 31, 2012. The ongoing operation of the Company is economically dependent on its ability to enter into contracts with other parties.

NOTE 6 – COMMITMENTS, CONTINGENCIES AND GUARANTEES

The Company had no commitments, contingencies or guarantees as of December 31, 2012 other than those disclosed in the notes to the financial statements.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated all known subsequent events from December 31, 2012 through February 5, 2013, the date the accompanying financial statement was available to be issued, and is not aware of any material subsequent events occurring during this period.

FGMK

Billow Butler & Company, L.L.C.

Statement of Financial Condition and
Independent Auditor's Report

December 31, 2012

Billow Butler & Company, L.L.C.

Statement of Financial Condition and
Independent Auditor's Report

December 31, 2012

Filed Pursuant to Rule 17a-5(e)(3) of the Securities Exchange Act

***** PUBLIC DOCUMENT *****

FGMK

One Source. Infinite Solutions.™

FGMK, LLC
[illegible] Lakeside Drive – 3rd Floor
[illegible]
[illegible]
[illegible]